Central North Airport Group SC 14D9

Exhibit 99.(a)(5)

Servicios de Tecnología
Aeroportuaria, S. A. de C. V.

Financial Statements for the Years
Ended December 31, 2020 and 2019,
and Independent Auditors’ Report
Dated March 26, 2021

Servicios de Tecnología Aeroportuaria, S. A. de C. V.

Independent Auditors’ Report and Financial Statements for 2020 and 2019

Galaz, Yamazaki, Ruiz Urquiza, S.C. Paseo de la Reforma 505, piso 28 Colonia Cuauhtémoc 06500 Ciudad de México México Tel: +52 (55) 5080 6000 www.deloitte.com/mx

Independent Auditors’ Report to the Board of Directors and Stockholders of Servicios de Tecnología Aeroportuaria, S. A. de C. V.

Opinion

We have audited the separate financial statements of Servicios de Tecnología Aeroportuaria, S. A. de C. V. (“the Entity”), which comprise the separate statements of financial position as of December 31, 2020 and 2019, and the separate statements of comprehensive income, separate statements of changes in stockholders’ equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the financial position of the Servicios de Tecnología Aeroportuaria, S. A. de C. V. as of December 31, 2020 and 2019, as a legal entity, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with International Standards on Auditing (“ISA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the separate financial statements section of our report. We are independent of the Entity in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (“IESBA Code”) together with the Code of Ethics issued by the Mexican Institute of Public Accountants, A. C. (“IMCP Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code and with the IMCP Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matters

As indicated in Note 3.b, the Entity’s accompanying separate financial statements do not include the effects of the consolidation of its subsidiary. The investment in subsidiary shares that is presented in the accompanying separate statements of financial position has been valued using the equity method, as allowed by International Accounting Standard (IAS) 27 “Separate Financial Statements”. The attached separate financial statements have been prepared to comply with the legal provisions that require the presentation of the separate financial statements of Servicios de Tecnología Aeropuertuaria, S. A. de C. V., as a legal entity.

Consolidated financial statements will be prepared separately, as required by the Entity’s Stockholders; the consolidated financial statements include the figures of the Entity and its subsidiary and must be consulted for decision-making. Note 6.e shows condensed consolidated financial information of the Entity and its subsidiary.

We draw attention to Note 2.d of the accompanying separate financial statements, where the Management of the Entity’s subsidiary describes the effects and the events caused by the COVID-19 pandemic in its operations and on the financial situation of the Entity’s subsidiary during 2020. The Entity has carried out, and will continue to carry out, actions aimed at improving its financial situation, described in the same Note, which it considers are sufficient for it to continue as a going concern. Our opinion has not been modified in relation to this matter.

Deloitte se refiere a Deloitte Touche Tohmatsu Limited, sociedad privada de responsabilidad limitada en el Reino Unido, y a su red de firmas miembro, cada una de ellas como una entidad legal única e independiente. Conozca en www.deloitte.com/mx/conozcanos la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Other Matter

The accompanying separate financial statements have been translated into English for the convenience of readers.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRSs, and for such internal control as Management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, Management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

–	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

–	Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C. P. C. José Gabriel Beristáin Salmerón

March 26, 2021

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Servicios de Tecnología Aeroportuaria, S. A. de C. V.

Separate Statements of Financial Position

(In thousands Mexican pesos)

		December 31,
Assets	Notes	2020	2019

Current assets:
Cash and cash equivalents		$141,296	$83,227
Recoverable taxes		9,700	17,999
Due from related parties	10	—	182,777
Total current assets		150,996	284,003

Non-current assets:
Investments in shares of subsidiary	6	1,559,211	1,235,762
Total non-current assets		1,559,211	1,235,762

Total assets		$1,710,207	$1,519,765

Equity and liabilities

Current liabilities:
Accounts payable		$13,510	$8,715
Income taxes payable	7	8,581	39,892
Due to related parties	10	—	156,988
Total liabilities		22,091	205,595

Stockholders’ equity:	9
Contributed capital
Common stock		862,703	331,972
Additional paid-in capital		22,126	22,126
		884,829	354,098
Earned capital (accumulated earnings)		804,099	959,548
Participation in comprehensive (loss) income of subsidiary		(812)	524

Total stockholders’ equity		1,688,116	1,314,170

Total stockholders’ equity and liabilities		$1,710,207	$1,519,765

See accompanying notes to these separate financial statements.

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Servicios de Tecnología Aeroportuaria, S. A. de C. V.

Separate Statements of Income and Other Comprehensive Income

(In thousands Mexican pesos)

		For the years ended December 31,
	Notes	2020	2019
Revenue:
Revenue from technical assistance services	10	$81,163	$150,108
Participation in comprehensive income of subsidiary	6.b	149,657	409,558
		230,820	559,666

Administration expenses		18,655	29,222
Other expenses (income), net		3,919	(12,320)
Income from operations		208,246	542,764

Interest income, net		(4,911)	(6,179)
Exchange (gain) loss, net		(6,682)	8,127
		(11,593)	1,948

Income before income taxes		219,839	540,816

Income taxes	7	19,685	47,329

Separate net income		200,154	493,487

Participation in comprehensive losses of subsidiary	6.b	(1,336)	(1,143)

Total comprehensive income		$198,818	$492,344

See accompanying notes to these separate financial statements.

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Servicios de Tecnología Aeroportuaria, S. A. de C. V.

Separate Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2020 and 2019

(In thousands Mexican pesos) (Nota 9)

		Contributed capital			Earned capital
						Participation in
				Total		comprehensive	Total
	Number of		Additional paid-	contributed	(Accumulated	(loss) income of	stockholders’
	shares	Common stock	in capital	capital	earnings)	subsidiary	equity

Balances at the beginning of 2019	331,972,000	$331,972	$22,126	$354,098	$777,603	$1,667	$1,133,368

Other movements (Note 2.f)	—	—	—	—	(26,358)	—	(26,358)
Dividends paid (Note 9.c)	—	—	—	—	(285,184)	—	(285,184)
Comprehensive income (loss)
Separate net income	—	—	—	—	493,487	—	493,487
Participation in comprehensive losses of subsidiary	—	—	—	—	—	(1,143)	(1,143)
Total comprehensive income	—	—	—	—	493,487	(1,143)	492,344

Balances as of December 31, 2019	331,972,000	331,972	22,126	354,098	959,548	524	1,314,170

Additional capital contribution (Note 2.b)	530,731,376	530,731	—	530,731	—	—	530,731
Other movements (Note 2.b)	—	—	—	—	(355,603)	—	(355,603)
Comprehensive income (loss)	—	—	—	—	—	—
Separate net income	—	—	—	—	200,154	—	200,154
Participation in comprehensive losses of subsidiary	—	—	—	—	—	(1,336)	(1,336)
Total comprehensive income	—	—	—	—	200,154	(1,336)	198,818

Balances as of December 31, 2020	862,703,376	$862,703	$22,126	$884,829	$804,099	$(812)	$1,688,116

See accompanying notes to these separate financial statements.

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Servicios de Tecnología Aeroportuaria, S. A. de C. V.

Separate Statements of Cash Flows

(In thousands Mexican pesos)

	For the years ended December 31,
	2020	2019
Cash flows from operating activities:
Income before income taxes	$219,839	$540,816
Adjustments for:
Participation in comprehensive losses of subsidiary	(149,657)	(409,558)
Interest income	(4,911)	(6,179)
	65,271	125,079

Accounts payable	2,332	(27,029)
Income taxes payable	(13,312)	(15)
Due to/from related parties, net	2,232	68,154
Income taxes paid	(26,921)	(21,613)
Net cash generated by operating activities	29,604	144,576

Cash flows from investing activities:
Loans granted to related parties	(5,200)	(171,420)
Collection of loans to related parties	32,460	91,556
Dividends received	—	202,213
Interest received	1,205	2,852
Acquisition of investments	(530,731)	—
Net cash (used in) generated by investing activities	(502,266)	125,201

Cash flows from financing activities:
Additional capital contribution	530,731	—
Dividends paid	—	(285,184)

Net cash generated by (used in) financing activities	530,731	(285,184)

Net increase (decrease) in cash	58,069	(15,407)

Cash and cash equivalents at the beginning of the year	83,227	98,634

Cash and cash equivalents at the end of the year	$141,296	$83,227

See accompanying notes to these financial statements.

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Servicios de Tecnología Aeroportuaria, S. A. de C. V.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(In thousands Mexican pesos except when indicated)

1.	Activities and significant events

Servicios de Tecnología Aeroportuaria, S.A. de C. V. (“SETA” or “the Entity”), is engaged in the provision of administrative, infrastructure and airport operation services, based on the contract of technical assistance and technology transfer concluded with Grupo Aeroportuario del Centro Norte, S.A.B. de C. V. (“GACN” or “the subsidiary”).

ICA Tenedora, S.A. de C. V. (“ICATEN”) was the Entity’s holder until June 10, the date on which it sold its total shareholding; from December 31, 2019 and until June 10, 2020, the Entity was a 99.99% direct subsidiary of ICATEN, as a result of the merger of ICATEN with Tecnología e Infraestructura Aeroportuaria, S.A. de C.V. (“TECINFRA”). Previously, TECINFRA was established as a result of the split of Controller of Infrastructure Operations, S.A. de C.V. (“CONOISA”). In the merger, ICATEN acquired the Entity’s shareholding. (Note 2.a).

The domicile of the Entity is Av. Patriotismo #205 Piso 5, San Pedro de los Pinos, Benito Juárez, Mexico City. CP 03800.

The Entity has no employees; consequently, it has no labor obligations. Personnel management services are provided by ICA Servicios de Dirección Corporativa, S.A. de C.V. (“ICASEDIC”) and CONOISA.

2.	Significant events

a.	ICATEN was the controller of the Entity until June 10, 2020, when it sold its total shareholding.

b.	Through the Ordinary General Meeting of Shareholders held on March 31, 2020, SETA received an increase in capital stock for $530,731 in cash, represented by the issuance of 530,731,376 ordinary, nominative shares, with a par value of one Mexican peso, Series B are representing the party variable of the Entity’s common capital.

The aforementioned contribution was used to pay CONOISA for the acquisition of Series “B” shares of GACN, carried out in March 2020, for an amount of $530,731. This led to an increase in the Entity’s shareholding in GACN by 1.92%. The effect of this acquisition on the stake was $(355,603), and is presented as other capital movements in the separate statement of changes in equity.

c.	Through GACN’s Extraordinary General Meeting of Shareholders on July 7, 2020, the cancellation of the Series “B” Class 1 Treasury Shares was approved, which as of April 30, 2020 amounted to 3,659,417, and the consequent decrease in the minimum fixed share capital of GACN.

d.	A new outbreak of coronavirus disease (“COVID-19”) was reported in Wuhan, China, in December 2019. On March 11, 2020, the World Health Organization (“WHO”) declared COVID-19 a pandemic. To counteract the spread of the disease, in March 2020, several countries, including the United States of America, members of the European Union and Latin America, announced flight restrictions and closure of their borders, for international travelers, as well as in some cases, containment measures for its population. In March 2020, some of the main airlines in Mexico and that operate in airports of the Entity’s subsidiary, announced reductions in capacity of between 35% and 50% for the remainder of March and April. At the airports operated by the Entity’s subsidiary, there has been a decrease in traffic from the last two weeks of March. Also, as of March 15, many sectors of the Mexican economy and government agencies gradually began to significantly reduce their activities as a result of health prevention provisions.

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During Q420, there was a gradual recovery in passenger traffic, compared to 2Q20 and Q320, in line with the degree of reactivation of economic activities allowed during the quarter, according to the epidemiological risk traffic light system established by the Federal Government, as well as the different international restrictions established during the quarter. Economic activities and domestic travel, mainly to regional and tourist destinations, continued to gradually reactivate during the quarter. Total passenger traffic in the Q420 reached 3.3 million, 43% higher than Q320. Likewise, as of December 31, 2020, GACN had 140 origin-destination routes in operation, compared to 117 origin-destination routes as of September 30, 2020 and 183 as of December 31, 2019. A second wave of COVID-19 contagions worldwide and the return to the red traffic light (maximum risk) by the end of 2020 and early 2021, in several entities of the country, including Nuevo León and Mexico City, have led to a slowdown in the recovery of passenger traffic. As of February, the level of contagion has begun to decrease and the epidemiological traffic light has been lowered. As of the date of this report, one state in which GACN operates is still at a high infection red rate, while four are in orange and four in yellow. In addition, derived from the measures implemented by the United States with respect to the mandatory application of COVID-19 tests to enter that country, GACN has installed antigen testing application modules at its 11 airports operating on international flights. GACN expects passenger traffic to resume its positive development in the coming months as levels of contagion decline, and risk traffic lights in the states where GACN operates, its main destinations allow greater mobility and economic activity. It is important to mention that GACN airports continue to implement and communicate the health security measures implemented and working in coordination with the country’s health and aeronautical authorities, in order to take care of the health of passengers, our employees and service providers, and to support the recovery of passenger confidence when travelling in our airports.

As of the date of issuance of the financial statements, the Entity’s subsidiary has continued to strengthen its cash position, which is higher than that recorded as of December 31, 2019, maintains low leverage and does not have significant debt maturities until June 2021, allowing it to meet its obligations. Currently, the Entity’s subsidiary cannot estimate the duration or impact that this pandemic will have in the coming months on the volume of passenger traffic, the number of flight operations, or the financial situation of the Entity’s subsidiary, and the main airlines and commercial locations that operate at the airports operated by the Entity’s subsidiary.

Management continues to assess the impact of the pandemic and will implement mitigating measures that are within its reach.

e.	In December 2019, by act of the Extraordinary General Assembly of Shareholders, the merger of ICATEN (merger company) and TECINFRA (merged entity) was approved.

As a result of the merger, ICATEN acquired and assumed TECINFRA’s assets and liabilities at book value as of December 31, 2019. ICATEN acquired the shareholding in SETA as part of the merged assets; consequently, ICATEN became the controller of the Entity until that date.

f.	During 2019, the subsidiary repurchased its own shares for $244,201, resulting in an increase in SETA’s shareholding on GACN’s outstanding shares of 0.07%; the effect of this change on the participation was $(26,358), and is presented as other capital movements in the Separate Statements of Changes in Stockholders’ Equity.

3.	Basis of presentation

a.	Statement of compliance

The separate financial statements of the Entity have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “IAS”) and their adjustments and interpretations issued by the International Accounting Standards Board (“IASB”).

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b.	Basis of preparation

The accompanying separate financial statements of the Entity do not include the effects of the consolidation of its subsidiary. The investment in subsidiary shares that is presented in the accompanying separate statements of financial position has been valued using the equity method, as allowed by IAS 27 “Separate Financial Statements”. The attached separate financial statements have been prepared to comply with the legal provisions that require the presentation of the separate financial statements of Servicios de Tecnología Aeroportuaria, S. A. de C. V., as a legal entity.

Consolidated financial statements will be prepared separately, including the figures of the Entity and its subsidiary and must be consulted for decision-making. Note 6.e shows condensed consolidated financial information of the Entity and its subsidiary

c.	Basis of measurement

The separate financial statements have been prepared on a historical cost basis, except for some items that are measured at present value. Additionally, the Entity determines the fair value of some financial instruments for disclosure purposes.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the valuation date, regardless of whether that price is observable or estimated using another direct valuation technique. When estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the assets or liabilities, if the market participants consider those characteristics when setting the price of the asset or liability on the valuation date. The fair value for valuation and / or disclosure purposes in the separate financial statements is determined in accordance with said bases, with the exception of the valuations that have some similarities with the market value, but are not fair value, such as the value in use of IAS 36, Impairment of Assets.

In addition, for financial reporting purposes, fair value valuations are classified as Level 1, 2 or 3 based on the input data on the valuation techniques used to determine fair value, which are described in the Following way:

●	Level 1 entries: quoted prices (not adjusted) in active markets for identical assets or liabilities that the Entity can access on the valuation date;

●	Level 2 inputs: data other than the listed price included within Level 1, which are observable for the asset or liability, either directly or indirectly, and

●	Level 3 inputs are unobservable data for assets or liabilities.

d.	Reporting currency

The Mexican peso, the legal tender of the United Mexican States, is the currency in which the separate financial statements are presented (reporting currency) and the functional currency of the Entity. Transactions in foreign currency are recorded in accordance with the established policies described in Note 4.b.

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e.	Separate statements of comprehensive income

The Entity chose to present the separate statement of income and other comprehensive income items as a single statement, considering individual items for operating income in accordance with industry practices. The costs and expenses were classified according to their nature.

f.	Separate statements of cash flows

The Entity presents cash flow from operating activities using the indirect method, in which profit or loss is adjusted for the effects of transactions that do not require cash flow, including those associated with investing or financing activities, including interest.

g.	Explanations for translation into English - The accompanying separate financial statements have been translated into English for the convenience of readers.

4.	Significant accounting polices

Separate financial statements are prepared in accordance with IASB-issued IFRS. Its preparation requires the Management of the Entity to make certain estimates and use certain assumptions to value some of the items in the separate financial statements and to make the disclosures required therein. Estimates are based on available information and the best knowledge and judgment of Management based on current experience and facts; however, actual results may differ from those estimates. The Entity has implemented control procedures to ensure that its accounting policies are implemented in a timely and appropriate manner. Although actual results may differ from such estimates, the Entity’s administration considers that the estimates, judgments and assumptions used were appropriate in the circumstances.

a.	Application of new and amended IFRS or IAS

In the current year, the Entity implemented a number of new and modified IFRSs, IASB which are mandatory and entered into force from the financial years that began on or after January 1, 2020.

Initial impact of the implementation of the Reference Interest Rate Reform (Amendment to IFRS 9, IAS 39, and IFRS 7).

In September 2019, the IASB issued the Interest Rate Benchmark Reform document (amendments to IFRS 9, IAS 39 and IFRS 7). These amendments amend specific hedging accounting requirements to allow hedging accounting to continue for affected hedges during the uncertainty period before the coverage of items or instruments affected by the current benchmark interest rate is modified as a result of ongoing reforms of the benchmark interest rate.

The amendments also introduce a new disclosure requirement by IFRS 7 for hedging relationships that are subject to exceptions introduced by the amendment to IFRS 9.

Initial impact of the implementation of other new and modified IFRSs that are effective for the financial years and reporting periods starting on January 1, 2020

In this year, the Entity has implemented the amendments and interpretations to IFRS mentioned below issued by the Committee that are effective for the reporting period beginning on or after January 1, 2020. Adoption has not had any material impact on the disclosures or amounts of these financial statements.

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Amendments to the Conceptual Framework references in IFRS	The Entity has adopted the amendments included in Amendments to the Conceptual Framework references in IFRS for the first time this year. The amendments include derivative amendments to the affected standards that now refer to the new Conceptual Framework. Not all amendments, however, update such pronouncements with respect to Conceptual Framework references and phrases that refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Conceptual Framework they refer to (the IASC Conceptual Framework adopted by the IASB in 2001, the IASB Conceptual Framework of 2010, or the new and revised Conceptual Framework of 2018) or to indicate the definitions of the standards that have not been updated with the new definitions developed in the revised Conceptual Framework.

The standards that have had modifications are IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Amendments to IFRS 3 Definition of a business	The Entity has adopted the amendments to IFRS 3 for the first time in the year. The amendments clarify that while businesses usually have exits, exits are not required for an integrated set of activities or assets to qualify as a business. To be considered a business, a set of activities or assets must include, at a minimum, inputs and a substantive process that together contribute to the creation of outputs.

The modification eliminates the evaluation of whether market participants are capable of replacing some input or process and continuing with the exits. The amendments also introduced additional guidance that helps determine whether a substantive process has been acquired.

The amendments introduced an optional concentration test that allows a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all the fair values of the acquired assets are concentrated in the same identifiable asset or group of similar assets.
The amendments are applied prospectively to all business combinations or asset acquisitions for which the acquisition date is on or after January 1, 2020.

Amendments to IAS 1 and IAS 8 Definition of materiality	The Entity has adopted the amendments to IAS 1 and IAS 8 in the year. The amendments made the definition of “material” in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS. The concept of “obscuring” material information with immaterial information has been included as part of the new definition.

The threshold of materiality influencing users has been changed from ‘could influence’ to ‘reasonably expected to influence’.

The definition of “material” in IAS 8 has been replaced by a reference to the definition in IAS 1. In addition, the IASB modified other standards and the Conceptual Framework to contain a definition of “material” to ensure consistency.

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New and Amended IFRS Standards Not Yet Effective

As of the authorization date of these separate financial statements, the Entity has not applied the following new and modified IFRS Standards that have been issued but are not yet in force:

IFRS 10 and IAS 28 (amendments)	Sale or contribution of assets between an investor and its associate or joint venture
Amendments to IAS 1	Classification of liabilities as current or non-current.
Amendments to IFRS 3	References to the conceptual framework
Amendments to IAS 16	Property, Plant and Equipment - before being used
Amendments to IAS 37	Onerous contracts - costs of fulfilling a contract
Annual improvements to	Amendments to IFRS 1 First adoption of International Financial
IFRS 2018-2020 cycle	Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture

Management does not expect that the adoption of the aforementioned standards will have a significant impact on the Entity’s financial statements in future periods, except as indicated below:

Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the Board; however, earlier application of the amendments is permitted. The Management of the Entity anticipate that the application of these amendments may have an impact on the Group’s separate financial statements in future periods should such transactions arise.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ’settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after 1 January 2023, with early application permitted.

Amendments to IFRS 3 – Reference to the Conceptual Framework

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. Finally, the amendments add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination. The amendments are effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after 1 January 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

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Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

The amendments are effective for annual periods beginning on or after 1 January 2022, with early application permitted.

Amendments to IAS 37 – Onerous Contracts—Cost of Fulfilling a Contract

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labour or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

The amendments are effective for annual periods beginning on or after 1 January 2022, with early application permitted.

Annual Improvements to IFRS Standards 2018–2020

The Annual Improvements include amendments to four Standards.

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IFRS 1 First-time Adoption of International Financial Reporting Standards

The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16 (a) can now also elect to measure cumulative translation differences for all foreign operations at the carrying amount that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. A similar election is available to an associate or joint venture that uses the exemption in IFRS 1:D16 (a).

The amendment is effective for annual periods beginning on or after 1 January 2022, with early application permitted.

IFRS 9 Financial Instruments

The amendment clarifies that in applying the ’10 per cent’ test to assess whether to derecognise a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment.

The amendment is effective for annual periods beginning on or after 1 January 2022, with early application permitted.

IFRS 16 Leases

The amendment removes the illustration of the reimbursement of leasehold improvements. As the amendment to IFRS 16 only regards an illustrative example, no effective date is stated.

b.	Foreign currencies

In preparing the financial statements of the Group entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Nonmonetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

c.	Cash and cash equivalents

They consist mainly of bank deposits in checking accounts in national currency and in US dollars (dollars); they are presented at nominal value; fluctuations in its value are recognized in income for the period. Cash is presented at nominal value and equivalents are valued at fair value

d.	Investment in shares in subsidiary

The Entity counts in its financial statements, as a legal entity. Investment in a subsidiary is worth it through the method of participation. Dividends from this subsidiary are recognized in the year in which the right to receive them arises.

The requirements of IAS 36 apply to determine whether it is necessary to recognize a impairment loss with respect to the Entity’s investment in a subsidiary. Where necessary, the impairment of the total book value of the investment is tested in accordance with IAS 36 as a single asset, comparing its recoverable amount (greater between value in use and fair value minus cost of sale) against its book value. Any recognized impairment loss is part of the book value of the investment. Any reversal of such impairment loss is recognized in accordance with IAS 36 to the extent that such recoverable amount of the investment subsequently increases.

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The Entity applies IFRS 9, including impairment requirements, to long-term shares in its investments to which it does not apply the equity method and are part of the net investment of the participating entity. In addition, when applying IFRS 9 to long-term holdings, the Entity does not take into account adjustments to its book values, as required by IAS 28.

In the acquisition of investments, the excess in the acquisition cost on the Entity’s share of the net fair value of identifiable assets and liabilities in the investment is recognized as goodwill, which is presented in the book value of the investment.

By having investments that result in the Entity losing significant influence or joint control over it, any retained investment is measured at fair value on the date this occurs and is considered to be fair value at the time of initial recognition as a financial asset in accordance with IAS 39. The difference between the previous investment book value attributable to the retained share and its fair value is included in the determination of investment disposition gain or loss.

e.	Impairment of long-lived assets

Periodically, the Entity reviews the book values of its long-lived assets in order to determine whether there are indications that these assets have suffered any impairment loss. In this case, the recoverable amount of the asset is calculated, with the support of independent experts, in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Entity calculates the recoverable amount of the cash-generating unit to which said asset belongs. When a reasonable and consistent distribution base is identified, common assets are also allocated to individual cash-generating units, or distributed to the smaller group of cash-generating units for which a reasonable and consistent distribution base can be identified.

Intangible assets with an indefinite useful life or not yet available for use are tested for impairment annually, or more frequently if there is any indication that their value may have deteriorated.

The recoverable amount is the higher of the fair value less the cost of disposal and the value in use. When estimating the value in use, the estimated future cash flows are discounted to the present value using a discount rate before tax that reflects the current market valuations regarding the time value of money and the specific risks for the asset for which they do not future cash flow estimates have been adjusted.

If the recoverable amount of an asset (or cash-generating unit) calculated is less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately in profit or loss.

Faced with the improvement to the recovery values, the Entity reverses part or all of the impairment losses recognized in previous periods. When an impairment loss is reversed, the carrying amount of the asset (or cash-generating unit) increases to the revised estimated value of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been calculated. If the impairment loss had not been recognized for said asset (or cash-generating unit) in previous years. The reversal of an impairment loss is recognized immediately in profit or loss.

f.	Financial instruments

Financial assets and liabilities are recognized when the Entity becomes a part of the contractual provisions of the instruments.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability other than financial assets and liabilities that are recognized at fair value through results are added or deducted from the fair value of financial assets and liabilities, to their initial recognition. Transaction costs directly attributable to the acquisition of financial assets or liabilities that are recognized at fair value through results are immediately recognized in the results of the period.

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Financial assets fall into the following four categories, which in turn determine their form of valuation and type of recognition: “Financial assets at fair value with changes in results”, “investments retained at maturity”, “financial assets available for sale” and “loans and receivables”. Classification depends on the nature and purpose of the administration at the time of initial recognition. The Entity generally only has fair value financial assets with changes in results, loans and receivables.

In separate statements of financial position, from a timely approach, financial assets are classified as current and non-current depending on whether their maturity is less than/equal to or after twelve months.

Financial assets at fair value with changes in results

Financial assets are classified at fair value with changes in results when the financial asset is held for trading purposes or designated as a fair value financial asset with changes in results. A financial asset shall be classified as held for trading purposes if:

●	It is mainly purchased with the aim of selling it in the short term; Or

●	In its initial recognition, it is part of a portfolio of identified financial instruments that the Entity jointly manages, and for which there is a recent real pattern of short-term profit-taking; Or

●	It is a derivative (except those designated as hedging instruments or that are a financial guarantee).

Fair value financial assets with changes in results are recorded at fair value, recognizing any gains or losses arising from their remediment in results. The recognized net profit or loss in the results includes any dividend or interest obtained from the financial asset and is included in the separate statements of comprehensive income

Loans and receivables

They are non-derivative financial assets, which are not listed on an active market, whose collections are fixed or determinable. After initial recognition, they are retained at amortized cost, using the effective interest method for their determination.

“Amortized cost” means the recognized initial amount of a financial asset or liability more or less, the accumulated depreciation using the effective interest method of any difference between the initial amount and the maturity amount, and less any reduction (direct or through an estimate) for impairment or uncobrability.

Impairment of financial assets

The Entity recognizes a provision for expected credit loss losses on investments in debt instruments measured at amortized cost or at fair value through other comprehensive results, lease receivables, commercial receivables, and contractual assets.

The amount of credit losses expected is updated on each report date to reflect changes in credit risk since the initial recognition of the respective financial instrument.

The Entity acknowledges expected lifetime credit losses for commercial receivables, contractual assets, and lease receivables. Expected credit losses on these financial assets are estimated using a provision matrix based on the Entity’s historical credit loss experience, adjusted for factors that are debtor-specific, general economic conditions, and an assessment of both current management and condition forecasting on the reporting date, including the temporary value of the money where appropriate.

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i.	Significant increase in credit risk

In assessing whether credit risk in a financial instrument has increased significantly since initial recognition, the Entity compares the risk of a breach of the financial instrument on the reporting date with the risk of a breach of the financial instrument at the date of initiation, recognition. In making this assessment, the Entity considers both quantitative and qualitative information to be reasonable and informed, including historical experience and prospective information that is available at no unnecessary cost or effort.

The forward-looking information considered includes the future prospects of the industry in which the Entity’s debtors operate, obtained from reports from economic experts, financial analysts, government agencies, relevant expert groups and other similar organizations, as well as consideration of various external sources of actual information and projected economic information related to the Entity’s core operations.

In particular, the following information is taken into account when assessing yes, credit risk has increased significantly, since initial recognition:

A significant deterioration existing or expected in the external (if any) or internal rating of the financial instrument;

●	Significant impairment in external credit risk market indicators for a specific financial instrument, for example, a significant increase in the credit spread, credit default swap for the debtor, or the period of time or scope to which the fair value of a financial asset is less than its amortized cost;

●	Existing or expected adverse changes in economic, financial or business conditions that are expected to cause a significant decrease in the debtor’s ability to meet his debt obligation;

●	A significant deterioration that is current or expected in the debtor’s operating results;

●	Significant increases in credit risk in other financial instruments of the same debtor;

●	An existing or expected adverse change in the debtor’s regulatory, economic or technological conditions resulting in a significant decrease in the debtor’s ability to meet his obligations.

The Entity assumes that the credit risk in a financial instrument has not increased significantly since the initial recognition yes, it is determined that the financial instrument, has a low credit risk on the reporting date. It is determined that a financial instrument has a low credit risk:

●	The financial instrument has a low risk of non-compliance,

●	The debtor has a notorious ability to meet his obligations of contractual cash flows in the short term, and

●	Adverse changes in economic and business conditions in the long run can reduce the ability for the debtor to meet their contractual cash obligations, but it will not necessarily happen.

The Entity considers that a financial asset has low credit risk when the asset has an external credit rating of “investment grade” according to the globally accepted definition, or if an external rating is not available, that the asset has an internal “achievable” rating. Achievable means that the counterparty has a strong financial position and there are no outstanding past amounts.

The Entity regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and reviews them accordingly to ensure that the criteria are able to identify a significant increase in credit risk before the amount has expired.

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ii.	Definition of non-compliance

The Entity considers the following to be a non-compliance event for internal credit risk management purposes, as historical experience indicates that financial assets are not recoverable when they meet any of the following criteria:

●	Where the debtor fails to comply with financial agreements;

●	Information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Entity, in its entirety (regardless of any collateral held by the Entity).

iii.	Financial assets with credit impairment

A financial asset has credit impairment when one or more events have occurred that have a detrimental impact on the estimated future cash flows of that financial asset. Evidence that a financial asset has credit impairment includes observable data on the following events:

(a)	Significant financial difficulty on the part of the issuer or debtor;
(b)	Failure to breach a contract, such as a breach or overdue event;
(c)	The debtor’s lenders, for economic or contractual reasons related to the debtor’s financial difficulty, grant the debtor a concession that the lenders would not otherwise consider;
(d)	The debtor is increasingly likely to go bankrupt or some other financial reorganization; Or
(e)	The extinction of a functional market for the financial asset because of its financial difficulties.

iv.	Casualty policy

The Entity denies a financial asset when there is information indicating that the debtor is in serious financial difficulty and there is no realistic prospect of recovery. De-desused financial assets may still be subject to compliance activities under the Entity’s recovery procedures, taking into account legal advice where appropriate. Any recovery performed is recognized in results.

v.	Measurement and recognition of expected credit losses

Measuring expected credit losses is a function of the probability of default, the loss given the default (i.e. the magnitude of the loss if there is a default), and exposure to non-compliance. The default assessment of the probability of non-compliance and loss is based on historical data adjusted for forward-looking information as described above. As for exposure to non-compliance, for financial assets, this is represented by the gross book value of the assets on the reporting date

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows owed to the Entity under the contract and all cash flows that the Entity expects to receive, discounted at the original effective interest rate. For a receivables lease, the cash flows used to determine expected credit losses are consistent with the cash flows used in the measurement of the lease by collect in accordance with IFRS 16

Leases.

The Entity acknowledges a impairment loss or loss on the outcome of all financial instruments with an adjustment corresponding to their book value through a loss provision account, except for investments in debt instruments measured at fair value through other comprehensive results, for which the provision for losses in other comprehensive and cumulative results in the investment revaluation reserve is recognized , and does not reduce the amount in books of the financial asset in the individual statement of financial position.

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Low financial assets

In the downste of a financial asset in whole or in part, the difference between the book value of the asset or part of the asset that is desumtened and the sum of the consideration received and to be received and the accumulated gain or loss that has been recognized in other comprehensive results and accumulated results are recognized in results.

Financial liabilities

Financial liabilities are classified as fair value financial liabilities with changes in results and other financial liabilities, on the basis of the economic substance of the agreed contractual agreements.

Financial liabilities at fair value with changes in results

A fair value financial liability with changes through results is a financial liability that is classified as held for trading purposes or designated as fair value with changes through results.

A financial liability is classified as held for trading purposes if:

●	It is acquired with the aim of buying it back in the near future; Or

●	It is part of a portfolio of identified financial instruments that are jointly managed, and for which there is evidence of a recent short-term profit-taking pattern; Or

●	It is a derivative that accountingly does not meet the requirements to be designated as a hedging instrument.

A financial liability other than a financial liability held for trading purposes could be designated at fair value with changes through results at the time of initial recognition if:

●	This eliminates or significantly reduces any inconsistencies in valuation or recognition that would otherwise arise; Or

●	The performance of a group of financial assets, financial liabilities or both, is administered and evaluated on the basis of fair value, in accordance with an investment or risk management strategy that the Entity has documented, and information about that group is provided internally, on the basis of its fair value; Or

●	It is part of a contract containing one or more implied derivative instruments, and IAS 39 allows the entire hybrid contract (active or passive) to be designated as fair value with changes through results.

Other financial liabilities

Other financial liabilities, including loans, bond issuances, and debt to credit institutions, as well as commercial creditors and other accounts payable, are initially valued at fair value, represented most of the time by the agreed consideration, net of transaction costs and are subsequently retained at the amortized cost using the effective interest rate method.

Low financial liabilities

Financial liabilities are desired if, and only if, the obligations involved are fulfilled, cancelled or expired. The difference between the book value of the de-discharged financial liability and the consideration paid and payable are recognized in the result of the financial year.

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Effective interest method

The effective interest method is a method used to calculate the amortized cost of a financial asset or financial liability and the allocation of interest income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches the estimated future cash flows receivable or payable (including commission, basic points of interest paid or received, transaction costs and other premiums or discounts that are included in the calculation of the effective interest rate) over the expected life of the financial instrument (or , where appropriate), in a shorter period; net amount of the financial asset or liability, in its initial recognition. When calculating the effective interest rate, the cash flows involved in all terms of the financial instrument (e.g. prepayments, call options and the like) should be estimated but should not consider future credit losses. The calculation should include all commissions and payments or collections between the parties that are part of the effective interest rate, and other premiums or discounts.

Asset offsets and financial liabilities

Only receivables are compensated, and are presented in the individual statement of financial position for their net amount, the debtor and creditor balances a resulting from transactions which, contractually or by provision of a legal rule, establish a right of compensation and intend to settle them for their net amount or to carry out the asset and proceed to the payment of the liability simultaneously.

g.	Risk management policy

The Entity is exposed to certain risks it manages through the application of systems of identification, measurement, concentration limitation, mitigation and supervision, of such risks. The basic principles defined by the Entity in the establishment of its risk management policy are as follows:

●	Compliance with corporate governance standards.

●	Establishment of the risk management controls necessary to ensure that transactions in the markets are carried out in accordance with the policies, rules and procedures to which the Entity is subject.

●	Special attention to financial risk management, basically defined by the rate risks of variability in interest rates, exchange rate risks, liquidity risks and credit risks (see Note 8).

Risk management in the Entity is preventive and oriented to the medium and long term, taking into account the most likely scenarios of evolution of the variables that affect each risk

h.	Provisions

Provisions are recognized when the Entity has a present obligation (legal or constructive) as a result of a past event, it is probable that the Entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

i.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

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i.	Current tax

Current income tax (ISR) is recognized in the results of the year in which is incurred.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Entity supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

ii.	Deferred income tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

iii.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity.

j.	Revenue recognition

Revenue is recognized when the following steps are met:

–	The contract, or contracts, is identified with the customer.
–	The obligations to be fulfilled in the contract are identified.
–	The transaction price is determined.

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–	The price of the transaction is assigned between the different obligations to be fulfilled in the contract.
–	Income is recognized as the Entity satisfies each of the obligations to be fulfilled.

By income type, income recognition is performed according to the following criteria:

Income from services

Revenue from administrative services (technical assistance) is recognized when accruing

Interest income

Interest income is recorded on a periodic basis, with reference to the capital and the applicable effective interest rate.

5.	Critical accounting judgments and key sources of estimation uncertainty

In the implementation of the Entity’s accounting policies, which are described in Note 4, the Management of the Entity makes judgments, estimates and assumptions about the carrying values of the assets and liabilities of the separate financial statements. Estimates and assumptions are based on experience and other factors that are considered relevant. Actual results may differ from these estimates.

Estimates and assumptions are reviewed regularly. Changes to accounting estimates are recognized in the period in which the change is made and future periods if the change affects both the current period and subsequent periods.

a.	Critical judgments in the implementation of accounting policies

Critical judgments are presented below, apart from those involving the estimates (see subparagraph (b), made by the administration during the process of implementing the Entity’s accounting policies and which have a significant effect on the separate financial statements.

●	The Entity is subject to contingent transactions or events on which it uses professional judgment to determine the probability of occurrence; the factors considered in this determination are the legal situation at the time of the estimation and opinion of the legal advisers.

b.	Key source of uncertainty in estimates

The basic assumptions regarding the future and other key sources of uncertainty in the estimates made at the end of the reporting period, which have a significant risk of generating significant adjustments to the book values of assets and liabilities over the next year, are as follows:

●	The Entity assessed the existence of subsidiary control (Note 6).

●	The Entity reviews the book values of investment in shares in subsidiaries to determine whether there are indications that this asset has suffered a impairment loss (Note 6).

●	The Entity assesses the credit risk involving one of the parties defaulting on its contractual obligations resulting in a financial loss.

●	Valuations to determine the recoverability of active deferred taxes, using projections of future tax results, the main uncertainty is the projection of income, costs, expenses and tax effects (Note 7).

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Although these estimates have been made on the basis of the best available information as of December 31, 2020 and 2019, future events may force them to be modified (increasing or decreased) in the coming financial years, which would be done, where appropriate, prospectively recognizing the effects of the change in estimate in the corresponding separate financial statements.

6.	Investments in shares of subsidiary

a.	The investment in shares of the Entity’s subsidiary is as follows:

	% of interest		Balance of investment at December 31,

Name	2020	2019	2020	2019

GACN (Note 2.b)	14.64%	12.72%	$1,559,211	$1,235,762

During march 2020, the Entity acquired from CONOISA the total shares held by CONOISA of the GACN Series “B”, amounting to $530,731. This led to the increase in the Entity’s shareholding in GACN by 1.92%, with which, as of December 31, 2020, its shareholding is 14.64%.

SETA’s share capital participation in GACN was determined as of December 31, 2020, considering 390,111,556 shares outstanding, following the following integration of GACN’s share capital at that date:

	Number of shares as of December 31, 2020
Fixed Capital	Authorized	Traded

Series “B” Class 1	340,345,556	340,345,556
Series “BB” Class 1	49,766,000	49,766,000

	390,111,556	390,111,556

Through GACN’s Extraordinary General Meeting of Shareholders on July 7, 2020, the cancellation of the Class 1 Series “B” Treasury Shares was approved, which as of April 30, 2020 amounted to 3,659,417, and the consequent decrease in GACN’s fixed minimum share capital.

In the period from August to December 2019, GACN made repurchase of its own shares, resulting in the increase of the Entity’s shareholding on outstanding shares by 0.07%.

As of December 31, 2020 and 2019, investment in GACN is represented by 49,766,000 shares in the “BB”.

b.	The investment movements in shares in the fiscal year are as follows:

	2020	2019

Initial balance of investment in shares in subsidiary	$1,235,762	$1,055,918
Participation in subsidiary profit or loss	149,657	409,558
Comprehensive income or loss	(1,336)	(1,143)
Acquisition of shares (Note 2b)	530,731	—
Other movements (Notes 2.b and d)	(355,603)	(26,358)
Dividends (Notes 6.c and d.)	—	(202,213)

Final balance of investment in shares in subsidiary	$1,559,211	$1,235,762

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In accordance with the Entity’s bylaws, SETA (holder of GACN’s “BB” Series shares) is empowered to appoint and remove the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Operating Officer of GACN, to elect three members of the Board of Directors and to veto certain actions that require shareholder approval (including payment of dividends and those related to their right to appoint certain members of senior management). In the event of termination of the technical support contract, GACN Series “BB” shares will be converted into Series “B” shares, resulting in the termination of the powers above. As long as SETA retains at least 7.65% of GACN’s share capital in “BB” Series shares, all of its special rights will prevail.

ICA Tenedora, S.A. de C. V. (ICATEN) was the Entity’s holder until June 10, the date on which it sold its total shareholding; from December 31, 2019 and until June 10, 2020.

As a result of the merger referred to in Note 2, ICATEN acquired and assumed TECINFRA’s assets and liabilities at book value as of December 31, 2019. ICATEN acquired the shareholding in SETA as part of the merged assets; consequently, ICATEN became the controller of the Entity until that date

As of December 31, 2019, ICATEN was a 99.99% shareholder of SETA’s shares and indirectly held 12.72% of GACN’s shareholding, through Series “BB” shares. SETA will continue to exercise its current rights as a strategic partner. In addition, CONOISA directly held 1.92% of GACN’s Series “B” shares.

c.	At GACN’s Ordinary and Extraordinary General Meeting of Shareholders held on April 29, 2019, payment of cash dividends to its shareholders was approved for $1,600,000, to be distributed in a single exhibition at a rate of $4.06 pesos per share. The dividend for the Entity amounted to $202,213, which was decreased from the investment in shares.

d.	The condensed consolidated financial information of GACN and subsidiaries as of December 31 is as follows:

	2020	2019
Condensed consolidated statements of financial position:
Current assets	$4,730,829	$4,810,904
Non-current asset	13,460,751	12,466,057
Current liabilities	4,225,565	1,235,294
Non-current liabilities	3,139,768	6,154,172

Condensed consolidated statements of results and other comprehensive income items:
Income	$5,367,466	$8,527,101
Operating profit	1,721,468	4,855,306
Comprehensive income	1,088,752	3,218,450

e.	The evaluation of the financial position, operating results and cash flows of the Entity, as an economic entity, should be based on the consolidated financial statements. The figures for the condensed consolidated statements of financial position and condensed consolidated statements of results are as follows:

December 31,
2020
Condensed consolidated statements of financial position (unaudited):
Current asset	$4,826,134
Non-circulating asset	13,460,751
Current liabilities	4,191,144
Non-current liabilities	3,140,589
Book capital	10,955,152

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Year ended December 31, 2020
Condensed consolidated statements of income (unaudited):
Income	$5,367,466
Operating profit	1,780,057
Comprehensive result	1,137,913

7.	Income tax

a.	The Entity is subject to ISR. In accordance with the Income Tax Law, the rate for 2020 and 2019 was 30% and will continue at 30% for subsequent years.

b.	Income taxes are integrated as follows:

	2020	2019
ISR:
Caused	$19,685	$47,329

c.	Reconciliation of the legal rate and the effective rate expressed in amounts and as a percentage of loss before (taxes) benefit taxes is as follows:

	2020		2019
	Import	Rate %	Import	Rate%

Profit before income taxes	$219,839		$540,816	—
ISR caused	19,685	9.0	47,329	8.75

Total income tax income	19,685	9.0	47,329	8.75

Plus (less) permanent differences effect:	2,269	1.0	(7,951)	(1.47)
Equity in unconsolidated subsidiaries and associates	44,496	20.0	122,867	22.72

Effective rate	$66,450	30.0	$162,245	30.0

As of December 31, 2020 and 2019, the effect of active deferred income tax was reserved, as it was the cause of required income tax

d.	Balances of tax accounts as of December 31, are:

	2020	2019

Net taxable income (CUFIN)	$888,738	$729,495
Contributed capital account (CUCA)	482,454	427,624

Dividends paid from profits generated as of January 1, 2014 to individuals residing in Mexico and residents abroad, may be subject to an additional income tax of up to 10%, which must be withheld by the Entity.

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e.	Taxes payable as of December 31 are:

	2020	2019

VAT transferred not payable	$—	$7,487
VAT payable	8,435	5,442
ISR withheld	146	—
ISR provision	—	26,963

	$8,581	$39,892

8.	Financial risk management objectives

a.	Significant accounting policies

Details of significant accounting policies and methods adopted (including recognition criteria, valuation bases, and income and egress recognition bases) for each type of financial asset, financial liability, and capital instruments are disclosed in Note 4.

b.	Categories of financial instruments and risk management policies

Lthe main categories of financial instruments are:

Financial assets	Risk classification	2020	2019

Cash and cash equivalents	Credit and interest rate	$141,296	$83,227
Accounts receivable from related parties	Credit and exchange rate	—	182,777

Financial liabilities

Debts to pay	Liquidity	$—	$8,715
Accounts payable to related parties	Liquidity	—	156,988

c.	Due to the development of its activities, the Entity is exposed to various financial risks, mainly as a consequence of conducting its ordinary business. The Entity’s treasury function coordinates access to national and international financial markets, supervises and manages the financial risks related to the Entity’s operations. These risks include market risk (interest rate risk, currency exchange rate and prices), credit risk and liquidity risk.

Periodically, the Entity’s management assesses risk exposure and reviews the alternatives to manage said risks, coordinating access to national and international financial markets and supervising and managing financial risks through internal risk reports, which analyze exposures by grade and magnitude of risks. The Board of Directors establishes and monitors the policies and procedures to measure and manage the risks to which the Entity is exposed, which are described below.

Exchange risk management - The Entity carries out transactions in foreign currency; and, consequently, it has exposure to exchange fluctuations, which are managed within the parameters of the approved policies. The main risk with respect to the exchange rate involves changes in the value of the Mexican peso in relation to the dollar.

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A severe devaluation or revaluation of the Mexican peso could also result in an interruption of the international currency markets and could limit the ability to transfer or convert pesos to dollars or other currencies and vice versa, in order to make the payment of interest and interest on time. principal of the debt or obligations expressed in dollars or other currencies. Although the Mexican Government does not restrict at the present time, and has not restricted since 1982, the right or capacity of Mexican or foreign individuals or legal entities to convert pesos into dollars or other currencies, as well as to transfer them outside of Mexico, the Government Mexicano could institute restrictive exchange control policies in the future. It cannot be assured that Banco de México maintains its current policy regarding the peso. Currency fluctuation may have an adverse effect on the Entity’s financial situation, its operating results and its cash flow in future years.

An appreciation of the Mexican peso against the dollar would reduce income and obligations in dollars when expressed in pesos. While a depreciation of the peso against the US dollar would increase the Entity’s income and obligations under income and debt agreements expressed in pesos.

For the year ended December 31, 2020, the peso appreciated 0.055% against the dollar, in relation to the exchange rates in effect at the end of 2019

Foreign currency sensitivity analysis - The following sensitivity analyzes assume an instantaneous and unfavorable fluctuation in the exchange rates in which all the monetary assets and liabilities denominated in foreign currency of the Entity are expressed. Sensitivity is determined by applying the hypothetical change in the exchange rate at the end of the reporting period.

Based on a 10% appreciation of the peso against the dollar, the Entity considers that its income would have decreased by $ 8,116 and $ 15,011 in 2020 and 2019, respectively.

As of December 31, 2020 and 2019, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the dollar, applicable to our net asset positions of US $ 25,000 and US $ 2,264,000, respectively, would have resulted in an estimated exchange loss of approximately $ 25 and $ 2,264, as of December 31, 2020 and 2019, respectively.

The Entity did not have any forward foreign exchange contracts or other derivative contracts or transactions outside the individual statement of financial position, as of December 31, 2020 and 2019.

The book values of monetary assets and liabilities denominated in foreign currency at the end of the reporting period are as follows (figures in thousands):

	Liabilities				Assets
	December 31,				December 31,
Currency	2020		2019		2020		2019

USD	US$	—	US$	(425)	US$	25	US$	2,689

The transactions entered into with related parties, in thousands of US dollars for the years ended December 31, 2020 and 2019, were as follows:

	2020		2019

Income from technical assistance services	US$	4,076	US$	7,953
Payments for technical assistance services		550		150

The exchange rates in effect at the date of the separate financial statements were as follows:

	FIX
	2020	2019
Dollar exchange rate:
Interbank	$19.9087	$18..8727

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As of March 26, 2021, date of issuance of the separate financial statements, the FIX interbank exchange rate was $ 20.5677.

d.	Credit risk

Credit risk management – It refers to the risk that one of the parties will default on its contractual obligations resulting in a financial loss for the Entity. Credit risk has historically been very limited.

The Entity has adopted the policy of only engaging with solvent parties and obtaining sufficient collateral where appropriate, as a way to mitigate the risk of financial loss caused by possible defaults. The Entity only transacts with related parties that have the best risk rating. The credit statement is reviewed and approved by the High Administration Committees of the Entity. Cash credit risk and cash equivalents are limited because counterparties are banks with high credit ratings assigned by credit rating agencies. The financial instruments that potentially expose Entity credit risk consist mainly of receivables to related parties.

e.	Liquidity risk

Liquidity risk management - This risk originates from the time lags between the need for funds to meet the commitments of working capital needs and the origins of funds from resources generated by the ordinary activity of the Entity and bank financing in its different modalities. The Entity’s objective in managing this risk is to maintain a balance between the flexibility, term and conditions of the credit facilities contracted based on the anticipated short, medium, and long-term needs of funds. The Entity manages liquidity risk by maintaining adequate reserves, financial and loan facilities with related parties, continuously monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and financial liabilities.

As of December 31, 2020 and 2019, all the Entity’s financial liabilities will be settled according to the flow generated by the Entity, in a period ranging between 6 and 12 months.

f.	Fair value of financial instruments

The fair value of financial instruments has been determined using the information available in the market or other valuation techniques that require judgment to develop and interpret fair value estimates, as well as using inputs and assumptions that are based on existing market conditions on each of the dates of the statement of financial position.

The Entity’s cash amounts, as well as accounts receivable and payable from third parties and related parties, approximate their fair value because they have short-term maturities.

9.	Stockholders’ equity

a.	Capital management

The Entity’s objectives in capital management are to maintain an optimal financial equity structure to reduce the cost of capital, safeguarding the ability to continue its operations with an adequate solidity of its debt ratios.

The Entity is not subject to any requirement imposed externally for the administration of its capital

The paid and subscribed capital stock as of December 3,1 is represented by ordinary, nominative shares and is made up as follow:

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	2020		2019
	Number of shares	Amount	Number of shares	Amount
Fixed
capital:
Series A	331,972,000	$331,872	331,972,000	$331,972
Series B	530,731,376	530,831	—	—

Total	862,703,376	$862,703	331,972,000	$331,972

b.	At the Ordinary General Meeting of Shareholders held on March 31, 2020, the Entity received a capital increase of $530,731 in cash, represented by the issuance of 530,731,376 ordinary shares, nominative, with face value of one Mexican peso, Series B representative of the variable share of the entity’s share capital.

c.	At the Ordinary General Meeting of Shareholders held on April 8, 2019, it was agreed to approve and implement results for the year ended December 31, 2018, and the cash dividend was approved for $285,184.

d.	The distribution of book capital, except for the updated amounts of the share capital contributed and the withholding tax returns, will cause income tax on dividends by the Entity at the rate in force at the time of distribution. The tax paid for such distribution may be credited against income tax for the year in which the dividend tax is paid and in the following two immediate years, against the tax for the financial year and the provisional payments thereof.

e.	Cumulative results include the reserve fund. In Mexico, in accordance with the General Law on Commercial Companies, the net income for the financial year must be separated by at least 5% to integrate the reserve, until its amount represents 20% of the share capital at face value. The reserve fund may be capitalized, however, it should not be distributed unless the Entity is dissolved, and must be reconstituted when it decreases for any reason. As of December 31, 2020 and 2019, its amount amounts to $66,394 and $52,578, respectively.

10.	Balances and transactions with related parties

Accounts receivable and payable are comprised as follows:

	2020	2019
Accounts receivable:
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (1)	$—	$81,018
Ingenieros Civiles Asociados, S.A. de C.V. (2)	—	36,634
Gerlari, S.A. de C.V. (8)	—	20,397
Controladora de Operaciones de Infraestructura,S.A. de C.V. (3)	—	9,245
ICA Infraestructura, S.A. de C.V.	—	1,560
ICA Tenedora, S.A. de C.V. (5)	—	16,717
Octaedro Constructora, S.A. de C.V.	—	—
ICA Servicios de Dirección Corporativa, S.A. de C.V. (4)	—	17,206

	$—	$182,777
Accounts payable:
Controladora de Operaciones de Infraestructura, S.A. de C.V. (7)	$—	$123,564
ICA Tenedora, S.A. de C.V.	—	730
Servicios Aeroportuarios del Centro Norte, S.A. de C.V.	—	341
Servicios Aero Especializados del Centro Norte, S.A. de C.V.	—	173
ICA Servicios de Dirección Corporativa, S.A. de C.V.(6)	—	32,180
Others	—	—

	$—	$156,988

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(1)	During 2020, the Entity billed and collected in full $81,163 plus VAT for technical assistance to its subsidiary; in addition, during 2019 the Entity billed $150,108 plus VAT and charged $205,844 to its subsidiary for technical assistance.

(2)	During 2020, the Entity collected loans and interest of $30,948 and $1,205 respectively. The Entity transfers the receivables it has with ICASA of $6,891 as a source of payment to CONOISA; includes loans of $90,022 at a fixed rate of 12%. At the end of the financial year, it accrued interest of $3,633, $55,830 in cash.

(3)	On June 1, 2020, CONOISA and the Entity offset reciprocal accounts receivable and payable for $14,922, the transfer of the receivables with ICASA and GERLARI, for $6,890 and $21,812 as payment; during 2019 credits of $36,847 were awarded at a fixed rate of 12% accruing interest of $1,105. As of December 31, 2019, $29,116 has been settled in cash.

(4)	On June 1, 2020, ICASEDIC and the Entity offset receivables in the amount of $18,355, and the Entity made the transfer of receivables it had with ICATEN for an amount of $9,739, as payment to ICASEDIC.

In January 2019, an $18,588 credit was awarded at a fixed rate of 12% accruing interest of $1,381. As of December 31, 2019, $3,425 has been charged in cash.

(5)	In 2020, the Entity made the transfer of receivables with ICATEN to CONOISA and ICASEDIC for $10,929 and $9,739, respectively, as payment. During 2019, credits of $16,380 were awarded at a fixed rate of 12% accruing interest of $337.

(6)	During 2020, ICASEDIC and the Entity, offset accounts receivable and payable for $18,355. In addition, the Entity made the transfer of receivables to ICATEN for $9,738. ICASEDIC during 2019 provided administrative services to the Entity.

(7)	During 2017, the technical support agreement signed in April 2015 between Aeroinvest (to date CONOISA), ADP and SETA was nullified due to ADP ceasing to be a 12.75% SETA member, therefore, as of that date, staff services and other external costs are directly managed by SETA.

a.	Transactions with related parties carried out in the normal course of their operations were as follows:

	2020	2019

Revenue from technical assistance services	$81,653	$150,108
Interest income	5,111	9,362
Lease expenses	—	5,250
Technical assistance received and administrative services	8,000	23,256

Technical assistance – On May 13, 2015, an Amendment was signed to the 5-year Technical Assistance and Technology Transfer Agreement that entered into force as of June 14, 2016. The annual payment for this concept corresponds to anything greater than $3,478 updated annually under the U.S. National Consumer Price Index or 4% of GACN’s consolidated UAFIDA prior to technical assistance for the first three years of validity or 3% of GACN’s consolidated EBITDA prior to technical assistance over its past two years. For purposes of this calculation, GACN’s consolidated EBITDA prior to technical assistance exclusively considers airport concessions and companies that directly or indirectly provide employee service to airports. In 2020 and 2019, the variable compensation for this concept was greater than the fixed part of US$3,660 and US$3,517, respectively.

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11.	Authorization to issue the financial statements

The separate financial statements as of December 31, 2020 prepared in accordance with IFRS were authorized for issuance on March 26, 2021, by the Board of Directors of the Entity and are subject to the approval of the General Assembly of Shareholders, who You can decide to modify it in accordance with the provisions of the General Law of Commercial Companies.

On April 8, 2020, the approval and application of results for the year ended December 31, 2019, was agreed by the Entity’s Ordinary General Shareholders’ Meeting.

* * * * * *

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